Filed Pursuant to Rule 424(b)(5)
Registration No. 333-178722

PROSPECTUS SUPPLEMENT

(to the Prospectus dated June 28, 2012)

3,150,000 Shares

ORDINARY SHARES

OFFERED BY THE SELLING SHAREHOLDER

The selling shareholder identified in this prospectus supplement is offering 3,150,000 ordinary shares of Fabrinet to the Underwriter named below. The selling shareholder will receive all of the net proceeds from the sale of our ordinary shares in this offering.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “FN.” On May 28, 2014, the last sale price of our ordinary shares on the New York Stock Exchange was $19.57 per share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-9.

The selling shareholder is selling to the underwriter the ordinary shares at a price of $18.00 per share, resulting in aggregate net proceeds to the selling shareholder of $56.7 million before expenses.

The underwriter may offer the ordinary shares from time to time for sale to purchasers in one or more transactions directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See “Underwriting.”

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about June 3, 2014.

MORGAN STANLEY

May 28, 2014

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any related free writing prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in either this prospectus supplement or the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus supplement may add, update or change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

Before you invest in our ordinary shares, you should carefully read (1) the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, (2) this prospectus supplement, (3) the accompanying prospectus and (4) the documents incorporated by reference into this prospectus supplement and accompanying prospectus as described under the captions “Where You Can Find Additional Information” and “Incorporation of Documents by Reference.”

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should carefully read this prospectus supplement and the accompanying prospectus, including our financial statements, the related notes and other information about us incorporated by reference into this prospectus supplement and the accompanying prospectus, in their entirety before investing in our ordinary shares, especially the risks of investing in our ordinary shares, which we discuss under “Risk Factors” on page S-9.

Overview

We provide advanced optical packaging and precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, advanced packaging, integration, final assembly and test. Although we focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as “low-volume, high-mix”, we also have the capability to accommodate high-volume production. Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications, industrial lasers and sensors markets.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. The products that we manufacture for our OEM customers include: selective switching products; tunable transponders and transceivers; active optical cables; solid state, diode-pumped, gas and fiber lasers; and sensors. In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components, substrates and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products. We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

Thailand Flooding

We suspended production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011 because of severe flooding in Thailand. We never resumed, and have permanently ceased, production at our Chokchai facility. We submitted claims for losses to our insurance companies, all of which have been settled as of March 28, 2014.

We recognized $38.6 million and $45.2 million as income related to flooding in the three and nine months ended March 28, 2014, respectively, towards full and final settlement of our owned and consigned equipment and inventory claims. This income was offset by the recognition of $0.5 million of other expenses in connection with write-offs of advance payments to a customer due to flood losses. As of March 28, 2014, we have also settled all of our obligations to third parties relating to the floods.

In the three months ended March 29, 2013, we received an interim payment of $11.4 million from our insurers against our claims for owned inventory losses. In the nine months ended March 29, 2013, we received an interim payment of $11.4 million from our insurers against our claims for owned inventory losses, an interim payment of $4.8 million from our insurers against our claims for owned equipment losses, an interim payment of $4.7 million against our claims for business interruption losses and a payment of $0.1 million as full and final settlement of our claim for damage to our buildings at Pinehurst.

During the nine months ended March 28, 2014, we made a cash payment of $5.2 million and transferred equipment, with an aggregate value of $2.3 million, to a customer towards full and final settlement for any and all flood-related losses to this customer in accordance with the settlement agreement entered into during fiscal 2013 with such customer. In addition, during the nine months ended March 28, 2014, we fulfilled ours obligations to a customer’s insurers by making a payment of $2.2 million for full and final settlement of our liability to such insurers for damages to customer-owned inventory, which occurred during the flooding in accordance with the settlement agreement entered into during fiscal 2013 with such insurers. We also made a cash payment of $0.1 million towards the other flood-related settlements during the nine months ended March 28, 2014.

During the nine months ended March 29, 2013, we entered into settlement agreements with three of our customers relating to our liability for the customers’ losses as a result of the flooding and made an initial aggregate payment of $8.1 million to such customers.

Industry Background

Optical Communications

Since 2001, most optical communications OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, OEMs are better able to concentrate their efforts and resources on what they believe are their core strengths, such as research and development, and sales and marketing. Additionally, outsourcing production often allows OEMs to reduce product costs, improve quality, access advanced process design and manufacturing technologies and achieve accelerated time-to-market and time-to-volume production. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion. Carrier demand for optical communications network equipment has increased as a direct result of higher network utilization and increased demand for bandwidth capacity. The increase in network traffic volumes have been driven by increasing demand for voice, data and video services delivered over wired and wireless Internet protocol, or IP, networks.

Industrial Lasers and Sensors

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets that require advanced precision manufacturing capabilities, such as industrial lasers and sensors. These markets are substantially larger than the optical communications components and modules market. Growth in the industrial lasers and sensors markets is expected to be driven by demand for:

•	industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and material processing;

•	precision, non-contact and low power requirement sensors, particularly in automotive, medical and industrial end-markets; and

•	lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, industrial lasers and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers and our commitment to total customer satisfaction. More specifically, our key competitive strengths include:

•	Advanced Optical and Electro-Mechanical Manufacturing Technologies: We believe that our optical and electro-mechanical process technologies and capabilities, coupled with our customized optics and glass technologies, provide us with a key competitive advantage. These technologies include:

•	advanced optical and precision packaging;

•	reliability and environmental testing;

•	optical and mechanical material and process analysis;

•	precision optical fiber and electro-mechanical assembly;

•	customized software tools for low-volume high-mix manufacturing;

•	turn-key manufacturing systems;

•	fiber metallization and lensing;

•	fiber handling and fiber alignment;

•	crystal growth and processing;

•	precision lapping and polishing;

•	precision glass drawing; and

•	optical coating.

•	Efficient, Flexible and Low Cost Process Engineering and Manufacturing Platform: We enable our customers to transition their production to an efficient and flexible manufacturing platform that is specialized for the production of optics and similarly complex products and is located in a low-cost geography. We believe our advanced manufacturing technologies, coupled with our broad engineering capabilities, give us the ability to identify opportunities to improve our customers’ manufacturing processes and provide meaningful production cost benefits. We have also developed a series of customized software tools that we believe provide us with a specialized ability to manage the unique aspects of low-volume, high-mix production.

•	Customizable Factory-Within-a-Factory Production Environment: We offer our customers exclusive engineering teams and manufacturing space for production. We call this concept of segregating production by customer a “factory-within-a-factory.” We believe our approach enhances intellectual property protection and provides greater opportunities to reduce cost and improve time to market of our customers’ products opportunities to reduce cost and improve time to market of our customers’ products.

•	Vertical Integration Targeting Customized Optics and Glass: We believe our capabilities in the design and fabrication of high-value customized optics and glass are complementary to our manufacturing services. Specifically, these capabilities enable us to strategically align our business to our customers’ needs by streamlining our customers’ product development process and reducing the number of suppliers in our customers’ manufacturing supply chains. Also, we use these customized optics and glass products in certain of the components, modules and subsystems we manufacture, which enables us to shorten time to market and reduce the cost for our customers. We believe this level of vertical integration positions us to capitalize on further opportunities to cross-sell our design and fabrication capabilities.

•	Turn-Key Supply Chain Management: We have created a proprietary set of automated manufacturing resources planning tools designed specifically to address the unique inventory management demands of “low-volume, high-mix” manufacturing. Over the years, we have developed strong relationships with thousands of suppliers and implemented inventory management strategies with many suppliers, which enables us to obtain inventory on an as-needed basis and provide on-site stocking programs. We believe our expertise and capabilities in supply chain and materials management often allows us to further reduce costs and cycle times for our customers.

Our Growth Strategy

The key elements of our growth strategy are to:

•	Strengthen Our Presence in the Optical Communications Market: We believe we are a leader in manufacturing products in the optical communications market. The optical communications market is growing rapidly, driven by the growth in demand for network bandwidth. We believe this trend will continue to increase the demand for the products that we manufacture. We continue to invest resources in advanced process and packaging technologies to support the manufacture of the next generation of complex optical products.

•	Leverage Our Technology and Manufacturing Capabilities to Continue to Diversify Our End-Markets: We intend to use our technological strengths in precision optical and electro-mechanical manufacturing, advanced packaging and process design engineering to continue our diversification into industrial lasers, sensors and other select markets that require similar capabilities.

•	Continue to Extend Our Customized Optics and Glass Vertical Integration: We will continue to extend our vertical integration into customized optics and glass in order to gain greater access to key components used in the complex products we manufacture as well as to continue our diversification into new markets. We believe our customized optics and glass capabilities are highly complementary to our optical and electro-mechanical manufacturing services, and we intend to continue to market these products to our existing manufacturing services customers. In addition, we intend to continue our focus on customized optics and glass through further investment into research and development, as well as through potential acquisitions in what remains a highly fragmented market.

•	Broaden Our Client Base Geographically: Our manufacturing services are incorporated into products that are distributed in markets worldwide, but we intend to further build out our client base in strategic regions. We intend to focus on expanding our client base in Europe, Asia-Pacific and the United States. We believe these regions have a large and robust optics market and would benefit from our precision optical and electromechanical manufacturing services.

•	Evaluate Potential Strategic Alternatives such as Acquisitions and Joint Ventures: We intend to further expand our manufacturing footprint and diversify our end-markets through evaluation various acquisition and joint venture opportunities around the globe.

Risks Associated With Our Business

We face numerous challenges and risks in our business, including those described under “Risk Factors.” In particular, we may be subject to risks associated with:

•	the effects of flooding in Thailand and other potential natural disasters, including not being fully insured against all potential losses;

•	dependence on a limited number of customers;

•	less than expected growth in the optical communications market and challenges in further diversifying our vertically integrated manufacturing services;

•	fluctuations in quarterly revenues, gross profit margins and operating results;

•	less than expected diversification of our revenues into end-markets outside of optical communications;

•	competitive factors, including actions by our competitors, entry of new competitors into the markets in which we compete, and our customers’ expansion of their internal manufacturing capacity and capabilities;

•	challenges in accurately predicting demand and any resulting difficulties managing inventory and capacity;

•	expansion of our manufacturing footprint in excess of customer demand, resulting in an unsustainable fixed cost base;

•	the financial viability of our customers and suppliers;

•	political instability in Thailand;

•	shortages of materials used in our manufacturing processes and increases in the prices that we pay for these materials; and

•	operating an international business, including adverse political, business or economic changes in Thailand or the PRC, such as wage inflation, currency rate fluctuations, import/export regulations and tax rate changes.

Corporate Information and Corporate Structure

We were incorporated under the laws of the Cayman Islands in August 1999 and commenced business operations in January 2000. Our principal registered office is located at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, and our telephone number is +66 2-524-9600. Our agent for service of process in the U.S. is Corporation Service Company, 1090 Vermont Avenue, N.E., Suite 430, Washington, D.C. 20005, and its telephone number is (800) 927-9800. Our website address is www.fabrinet.com. The information on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus.

We have seven subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own 99.99% of Fabrinet Co., Ltd., and the remainder is owned by Mr. David T. Mitchell, our chief executive officer and chairman of the board of directors, and certain of his family members. We incorporated Fabrinet Co., Ltd. and Fabrinet USA, Inc., a California corporation, in 1999. We incorporated FBN New Jersey Manufacturing, Inc. (or Vitrocom), a Delaware corporation, and acquired Fabrinet China Holdings (Mauritius Island) and CASIX, Inc. (People’s Republic of China) in 2005. We incorporated Fabrinet Pte., Ltd. (Singapore) in 2007 and Fabrinet AB (Sweden) in 2010.

As the parent company, we enter into contracts directly with our customers, and have entered into various inter-company agreements with some of our subsidiaries, while Casix and Vitrocom each enter into sales contracts or purchase orders directly with their customers. We have inter-company agreements with Fabrinet Co., Ltd., and Vitrocom, whereby each provides manufacturing services to us. We also have inter-company agreements with Fabrinet USA, Inc., Fabrinet Pte., Ltd., and Fabrinet AB to provide us with certain administrative and business development services.

Fabrinet, CASIX and VitroCom are registered trademarks of Fabrinet. The Fabrinet logo is a registered stylized trademark of Fabrinet. All other trademarks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Ordinary shares offered by the selling shareholder	3,150,000 shares

Ordinary shares to be outstanding after this offering	35,110,134 shares

Use of proceeds	The selling shareholder will receive all of the net proceeds from the sale of shares in this offering.

Dividend policy	We currently do not intend to pay dividends.

NYSE symbol	FN

Lock-up

We, the selling shareholder and all of our directors and executive officers have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 75 days after the date of this prospectus supplement. See “Underwriting.”

Risk factors

See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

This offering will not result in the dilution of shares currently outstanding. The number of ordinary shares that will be outstanding immediately after the closing of this offering is based on 35,110,134 ordinary shares outstanding as of May 7, 2014, and excludes:

•	14,915 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 1999 Share Option Plan as of May 27, 2014, at a weighted average exercise price of $5.35 per share;

•	881,010 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 2010 Performance Incentive Plan as of May 27, 2014, at a weighted average exercise price of $15.58 per share;

•	766,745 restricted share units outstanding under our 2010 Performance Incentive Plan as of May 27, 2014; and

•	3,525,018 ordinary shares available for future issuance under our 2010 Performance Incentive Plan as of May 27, 2014.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, included with our Annual Report on Form 10-K for the fiscal year ended June 28, 2013, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2014, both of which are incorporated by reference into this prospectus supplement. We have derived the summary consolidated financial data for the years ended June 24, 2011, June 29, 2012 and June 28, 2013, and as of June 29, 2012 and June 28, 2013, from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended June 28, 2013. We have derived the summary consolidated financial data for the nine months ended March 29, 2013 and March 28, 2014, and as of March 28, 2014, from our unaudited condensed consolidated financial statements that are included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2014. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. We use a 52-53 week fiscal year ending on the last Friday in June.

	Year Ended			Nine Months Ended
	June 24, 2011 (fiscal 2011)	June 29, 2012 (fiscal 2012)	June 28, 2013 (fiscal 2013)	March 29, 2013	March 28, 2014
	(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:
Total revenues	$743,570	$564,732	$641,542	$481,608	$517,770
Cost of revenues	(648,823)	(502,818)	(572,124)	(429,261)	(461,312)

Gross profit	94,747	61,914	69,418	52,347	56,458
Selling, general and administrative expenses	(24,806)	(23,466)	(23,787)	(18,447)	(20,959)
(Expense) income related to flooding	—	(97,286)	27,211	21,064	44,748
Expenses related to reduction in workforce	—	(1,978)	(2,052)	—	—

Operating income (loss)	69,941	(60,816)	70,790	54,964	80,247
Interest income	494	844	1,083	761	1,262
Interest expense	(357)	(427)	(1,010)	(788)	(566)
Foreign exchange (loss) gain, net	(1,430)	1,569	354	1,085	46
Other income	216	395	692	512	544

Income (loss) before income taxes	68,864	(58,435)	71,909	56,534	81,533
Income tax (expense) benefit	(4,535)	1,968	(2,940)	(2,707)	(135)

Net income (loss)	$64,329	$(56,467)	$68,969	$53,827	$81,398

Earnings (loss) per share:
Basic	$1.90	$(1.64)	$2.00	$1.56	$2.33
Diluted	$1.87	$(1.64)	$1.98	$1.55	$2.29
Weighted average number of ordinary shares outstanding:
Basic	33,922	34,382	34,557	34,532	34,878
Diluted	34,407	34,382	34,846	34,794	35,504

	As of
	June 24, 2011	June 29, 2012	June 28, 2013	March 28, 2014
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$127,282	$115,507	$149,716	$233,664
Working capital(1)	131,609	145,476	130,298	124,795
Property, plant and equipment, net	75,410	97,923	97,206	98,782
Total assets	437,775	461,362	464,908	568,094
Current and long-term debt	16,377	38,579	28,911	21,660
Liabilities to third parties due to flood losses	—	61,198	9,812	—
Total liabilities	136,248	210,653	139,590	153,081
Total shareholders’ equity	301,527	250,709	325,318	415,013

(1)	Working capital is defined as trade accounts receivable plus inventory, less trade accounts payable.

	Year Ended			Nine Months Ended
	June 24, 2011 (fiscal 2011)	June 29, 2012 (fiscal 2012)	June 28, 2013 (fiscal 2013)	March 29, 2013	March 28, 2014
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$41,282	$2,251	$48,750	$51,257	$58,604
Net cash (used in) provided by investing activities	(23,590)	(37,378)	(5,862)	(3,706)	30,515
Net cash provided by (used in) financing activities	23,886	23,202	(9,128)	(6,744)	(3,493)
Net increase (decrease) in cash and cash equivalents	41,578	(11,925)	33,760	40,807	85,626

The following table sets forth our revenues by end-market for the periods indicated:

	Year Ended			Nine Months Ended
	June 24, 2011 (fiscal 2011)	June 29, 2012 (fiscal 2012)	June 28, 2013 (fiscal 2013)	March 29, 2013	March 28, 2014
	(in thousands)
Optical communications	$572,006	$382,673	$449,790	$337,715	$374,040
Lasers, sensors and other	171,564	182,059	191,752	143,893	143,730
Total	743,570	564,732	641,542	481,608	517,770

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risks, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our ordinary shares. The risks and uncertainties described below are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us or our ordinary shares. If any of the following risks actually occur, they may harm our business, financial condition and operating results. In this event, the market price of our ordinary shares could decline and you could lose some or all of your investment.

Risks Related to Our Business

Our sales depend on and will continue to depend on a small number of customers. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

We have depended, and will continue to depend, upon a relatively small number of customers for a significant percentage of our total revenues. During the three months ended March 28, 2014 and March 29, 2013, we had two customers that each contributed 10% or more of our total revenues, respectively. These customers together accounted for 45% and 44% of our total revenues, respectively, during the periods. During the nine months ended March 28, 2014 and March 29, 2013, we had two customers that each contributed 10% or more of our total revenues, respectively. These customers together accounted for 46% and 47% of our total revenues, respectively, during the periods. Dependence on a small number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one of these customers would reduce our revenues and could have a material adverse effect on our business, operating results and share price.

Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues. Certain of our customers have gone out of business, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Reliance on a small number of customers gives those customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

Natural disasters, including the floods in Thailand, epidemics, acts of terrorism and other political and economic developments could harm our business, financial condition and operating results.

Natural disasters, such as the October and November 2011 flooding in Thailand, where most of our manufacturing operations are located, could severely disrupt our manufacturing operations and increase our supply chain costs. These events, over which we have little or no control, could cause a decrease in demand for our services, make it difficult or impossible for us to manufacture and deliver products and for our suppliers to deliver components allowing us to manufacture those products, require large expenditures to repair or replace our facilities, or create delays and inefficiencies in our supply chain. For example, the October and November 2011 flooding in Thailand forced us to temporarily shut down all of our manufacturing facilities in Thailand and ceased production permanently at our Chokchai facility in Thailand, which adversely affected our ability to meet our customers’ demands during fiscal 2012, and resulted in a lengthy process to settle with our insurers. In some countries in which we operate, including the PRC and Thailand, potential outbreaks of infectious diseases such as the H1N1 influenza virus, severe acute respiratory syndrome (SARS) or bird flu could disrupt our manufacturing operations, reduce demand for our customers’ products and increase our supply chain costs. In addition, increased domestic and international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations and the operations of our customers and suppliers, and may affect the availability of materials needed for our manufacturing services. Such events may also disrupt the transportation of materials to our manufacturing facilities and finished products to our customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

We are not fully insured against all potential losses. Natural disasters or other catastrophes could adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as tropical storms and floods, in Thailand, where most of our manufacturing operations are located, could adversely affect our operations and financial performance. Any losses that we would incur could have a material adverse effect on our business for an indeterminate period of time.

Our current property and casualty insurance covers loss or damage to our property and third-party property over which we have custody and control, as well as losses associated with business interruption, subject to specified exclusions and limitations such as coinsurance, facilities location sub-limits and other policy limitations and covenants. Even with insurance coverage, natural disasters or other catastrophic events, including acts of war, could cause us to suffer substantial losses in our operational capacity and could also lead to a loss of opportunity and to a potential adverse impact on our relationships with our existing customers resulting from our inability to produce products for them, for which we would not be compensated by existing insurance. This in turn could have a material adverse effect on our financial condition and results of operations.

If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Our future success as a provider of precision optical, electro-mechanical and electronic manufacturing services for the optical communications market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we anticipate that demand for voice, video, text and other data services delivered over high-speed connections (both wired and wireless) will continue to increase. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (i) relative strength or weakness of the global economy or certain countries or regions, (ii) an uncertain regulatory environment, and (iii) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer competing content delivery solutions. The optical communications market also has experienced periods of overcapacity, some of which have occurred even during periods of relatively high network usage and bandwidth demands. If the factors described above were to slow, stop or reverse the expansion in the optical communications market, our business, financial condition and operating results would be negatively affected.

Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

Our quarterly revenues, gross profit margins, and operating results have fluctuated significantly and may continue to fluctuate significantly in the future. For example, any of the risks described in this “Risk Factors” section and, in particular, the following factors, could cause our quarterly and annual revenues, gross profit margins, and operating results to fluctuate from period to period:

•	our ability to acquire new customers and retain our existing customers by delivering superior customer service;

•	the cyclicality of the optical communications market, as well as the lasers and sensors markets;

•	competition;

•	our ability to achieve favorable pricing for our services;

•	our ability to manage our headcount and other costs; and

•	changes in the relative mix in our revenues.

Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares.

If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, or if these markets do not grow as fast as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

We intend to continue diversifying across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, to reduce our dependence on the optical communications market and to grow our business. Currently, the optical communications market contributes the majority of our revenues. There can be no assurance that our efforts to further expand and diversify into other markets within the optics industry will prove successful or that these markets will continue to grow as fast as we expect. In the event that the opportunities presented by these markets prove to be less than anticipated, if we are less successful than expected in diversifying into these markets, or if our margins in these markets prove to be less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in these markets, all of which could harm our business, financial condition and operating results.

We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of their internal manufacturing as well as the capabilities of third-party manufacturers. We believe the internal manufacturing capabilities of current and prospective customers are our primary competition. This competition is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a downturn from 2001 through 2004 and again in 2008 and 2009, that resulted in underutilized capacity. Many of our potential customers continue to have excess manufacturing capacity at their facilities. In addition, as a result of the October and November 2011 flooding in Thailand, some of our customers began manufacturing products internally or using other third-party manufacturers that were not affected by the flooding. If our customers choose to manufacture products internally rather than to outsource production to us, or choose to outsource to a third-party manufacturer, our business, financial condition and operating results could be harmed.

Competitors in the market for optical manufacturing services include Sanmina-SCI Corporation, Celestica Inc., Venture Corporation Limited and Benchmark Electronics, Inc. Our customized optics and glass operations face competition from companies such as Browave Corporation, Fujian Castech Crystals, Inc., Research Electro-Optic, Inc. and Photop Technologies, Inc. Other existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets. In addition, we may face more competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we have. These advantages may allow them to devote greater resources than we can to the development and promotion of service offerings that are similar or superior to our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies or offer services that achieve greater market acceptance than ours. These competitors may also compete with us by making more attractive offers to our existing and potential employees, suppliers and strategic partners. Further, consolidation in the optics industry could lead to larger and more geographically diverse competitors. New and increased competition could result in price reductions for our services, reduced gross profit margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not fully binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess materials. Many of our costs and operating expenses are fixed. As a result, a reduction in customer demand could decrease our gross profit and harm our business, financial condition and operating results.

In addition, we make significant decisions, including production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of our customers’ requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to allocate resources to specific customers, order appropriate levels of materials and maximize the use of our manufacturing capacity. This could also lead to an inability to meet a spike in production demand, all of which could harm our business, financial condition and operating results.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We provide manufacturing services to companies, and rely on suppliers, that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our services from these customers could decline. If our suppliers experience financial difficulty, we could have trouble sourcing materials necessary to fulfill production requirements and meet scheduled shipments. Any such financial difficulty could adversely affect our operating results and financial condition by resulting in a reduction in our revenues, a charge for inventory write-offs, a provision for doubtful accounts, and an increase in working capital requirements due to increases in days in inventory and in days in accounts receivable.

Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables and payables of our operating entities. We may experience significant unexpected expenses from fluctuations in exchange rates.

Our customer contracts generally require that our customers pay us in U.S. dollars. However, the majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, we have significant exposure to changes in the exchange rate between the Thai baht and the U.S. dollar, and our operating results are adversely impacted when the U.S. dollar depreciates relative to the Thai baht and other currencies. We have experienced such depreciation in the U.S. dollar as compared to the Thai baht, and our results have been adversely impacted by this fluctuation in exchange rates. Further, while we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts with durations of one to six months, leaving us exposed to longer term changes in exchange rates.

Also, we have significant exposure to changes in the exchange rate between the RMB and the U.S. dollar. The expenses of our PRC subsidiary are denominated in RMB. Currently, RMB are convertible in connection with trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary. As of March 28, 2014, the U.S. dollar had appreciated approximately 1.6% against the RMB since March 30, 2012. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. Any further and more significant appreciation in the value of the RMB against the U.S. dollar could negatively impact our operating results.

We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of the products we manufacture. We generally purchase these single or limited source materials through standard purchase orders and do not maintain long-term supply agreements with our suppliers. We generally use a rolling 12 month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as manufacturing cycle times, manufacturing yields and the availability of raw materials used to produce the parts or components. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. Our revenues, profitability and customer relations could be harmed by a stoppage or delay of supply, a substitution of more expensive or less reliable parts, the receipt of defective parts or contaminated materials, an increase in the price of supplies, or an inability to obtain pricing reduction in price from our suppliers in response to competitive pressures.

We continue to undertake programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect to continue to incur for the foreseeable future, costs to address these problems.

Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory is complex. We are generally required to procure material based upon the anticipated demand of our customers. The inaccuracy of these forecasts or estimates could result in excess supply or shortages of certain materials. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. Generally, we are unable to use most of the materials purchased for one of our customers to manufacture products for any of our other customers. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results. While our agreements with customers are structured to mitigate our risks related to excess or obsolete inventory, enforcement of these provisions may result in material expense and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase inventory or does not agree to such contractual provisions in the future, our business, financial condition and operating results may be harmed.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks that could harm our business, financial condition and operating results.

The vast majority of our operations, including manufacturing and customer support, are located primarily in the Asia-Pacific region. The distances between Thailand, the PRC and our customers and suppliers globally, create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our customers are located throughout the world. Total revenues from the bill-to location of customers outside of North America accounted for 49.4% and 53.5% of our total revenues for the three months ended March 28, 2014 and March 29, 2013, respectively, and 52.1% and 53.3% of our total revenues for the nine months ended March 28, 2014 and March 29, 2013, respectively. We expect that the portion of our future revenues attributable to customers in regions outside of North America will remain flat as compared to the portion of our revenues that came from customers in regions outside of North America during the nine months ended March 28, 2014. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. In addition, our international operations and sales subject us to a variety of domestic and foreign trade regulatory requirements.

Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

The majority of our assets and manufacturing operations are located in Thailand. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. In March 2014, Thailand was assessed as a medium-high political risk by AON Political Risk, a risk management, insurance and consulting firm. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

In September 2006, Thailand experienced a military coup that overturned the existing government, and in 2008, political unrest and demonstrations in Bangkok sparked a series of violent incidents that resulted in several deaths and numerous injuries. In April 2009, anti-government demonstrations in Bangkok caused severe traffic congestion and numerous injuries, and in March 2010, protestors again held demonstrations calling for new elections. These demonstrations in recent years in Bangkok and other parts of Thailand, which escalated in violence through May 2010, resulted in the country’s worst political violence in nearly two decades with numerous deaths and injuries, as well as destruction of property. Certain hotels and businesses in Bangkok were closed for weeks as the protestors occupied Bangkok’s commercial center, and governments around the world issued travel advisories urging their citizens to avoid non-essential travel to Bangkok. Since December 2013, anti-government protesters known as the People’s Democratic Reform Committee (PDRC) have been campaigning for people to join the shutdown of Bangkok and calling for reforms before an election. As a result, certain government agencies in Bangkok have been closed. The PDRC’s demonstration is still ongoing. It is unknown how long it may take for the current situation to be resolved and what effects the current demonstrations may have on Thailand and the surrounding region.

Any succession crisis in the Kingdom of Thailand could cause new or increased instability and unrest, including instability or unrest resulting from the removal of the prime minister and nine of her cabinet members by the Constitutional Court and the subsequent imposition of martial law and military coup in May 2014. In the event that violence or political unrest were to worsen, such activity could prevent shipments from entering or leaving the country and disrupt our ability to manufacture products in Thailand, and we could be forced to transfer our manufacturing activities to more stable, and potentially more costly, regions. Further, the Thai government could raise the minimum wage standards for labor and could repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates. A new regime could nationalize our business or otherwise seize our assets. Future political instability such as the coup that occurred in September 2006, the demonstrations that occurred during 2008, 2009 and 2010 and the current demonstrations could harm our business, financial condition and operating results.

We expect to continue to invest in our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

We anticipate that we will continue to invest in our customized optics manufacturing facilities located in Fuzhou, China. Because these operations are located in the PRC, they are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. In March 2014, the PRC was assessed as a medium-high political risk by AON Political Risk. A large part of the PRC’s economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a “wholly foreign-owned enterprise” and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws and regulations are relatively new, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws and regulations involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management’s attention.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure. For instance, we use a combination of standard and customized software platforms to manage, record and report all aspects of our operations and, in many instances, enable our customers to remotely access certain areas of our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We are constantly expanding and updating our information technology infrastructure in response to our changing needs. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Consolidation in the markets we serve could harm our business, financial condition and operating results.

Consolidation in the markets we serve has resulted in a reduction in the number of potential customers for our services. In July 2012, Oclaro, Inc. and Opnext, Inc., both of which were our customers at the time, merged. In September 2013, II-IV Inc. acquired Oclaro’s Gallium Arsenide laser diode business, and in November 2013, II-IV Inc. acquired Oclaro’s fiber amplifier and micro-optics business. In some cases, consolidation among our customers has led to a reduction in demand for our services as customers acquired the capacity to manufacture products in-house.

Consolidation among our customers and their customers may continue and may adversely affect our business, financial condition and operating results in several ways. Consolidation among our customers and their customers may result in a smaller number of large customers whose size and purchasing power give them increased leverage that may result in, among other things, decreases in our average selling prices. In addition to pricing pressures, this consolidation may also reduce overall demand for our manufacturing services if customers obtain new capacity to manufacture products in-house or discontinue duplicate or competing product lines in order to streamline operations. If demand for our manufacturing services decreases, our business, financial condition and operating results could be harmed.

Unfavorable worldwide economic conditions may negatively affect our business, operating results and financial condition.

Volatility and disruption in the capital and credit markets, depressed consumer confidence, and negative global economic conditions have affected levels of business and consumer spending. Concerns about the potential default of various national bonds and debt backed by individual countries as well as the politics impacting these, could negatively impact the U.S. and global economies and adversely affect our financial results. In particular, recent economic uncertainty in Europe has led to reduced demand in some of our customers’ optical communications product portfolios. If economic conditions in Europe do not recover or if they continue to deteriorate, our operating results could be harmed.

In addition, the Budget Control Act of 2011, which raised the U.S. national debt ceiling and put into effect a series of actions for deficit reduction, triggered automatic reductions in U.S. government spending, known as “sequestration”, beginning in 2013. In October 2013, following a 16-day U.S. government shutdown, the U.S. Congress again raised the U.S. national debt ceiling through February 7, 2014. Sequestration or other significant cuts in U.S. government spending could adversely affect demand for our customers’ products, which could adversely affect our future results.

Uncertainty about worldwide economic conditions, including sequestration and the U.S. federal debt ceiling, poses a risk as businesses may further reduce or postpone spending in response to reduced budgets, tight credit, negative financial news and declines in income or asset values, which could adversely affect our business, financial condition and results of operations and increase the volatility of our share price. In addition, our ability to access capital markets may be restricted, which could have an impact on our ability to react to changing economic and business conditions and could also adversely affect our results of operations and financial condition.

If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results. Conversely, if we expand too much or too rapidly, we may experience excess capacity, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders or sustain our historical growth rates if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (i) outsource all of their production to another source that they believe can fulfill all of their production requirements; (ii) look to a second source for the manufacture of additional quantities of the products that we currently manufacture for them; (iii) manufacture the products themselves; or (iv) otherwise decide against using our services for their new products.

We expanded our manufacturing capacity at our Thailand facilities in April 2012 with the completion of Pinehurst Building 6. However, we also discontinued manufacturing operations at our Chokchai campus,during the same period. We may continue to devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management’s time and may disrupt our operations. In the event we are unsuccessful in our attempts to expand our manufacturing capacity, our business, financial condition and operating results could be harmed.

However, if we expand our manufacturing capacity and are unable to promptly utilize the additional space due to reduced demand for our services, an inability to win new projects, new customers or penetrate new markets, or if the optics industry does not grow as we expect, we may experience periods of excess capacity, which could harm our business, financial condition and operating results.

We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

•	the quality of input, materials and equipment;

•	the quality and feasibility of our customer’s design;

•	the repeatability and complexity of the manufacturing process;

•	the experience and quality of training of our manufacturing and engineering teams; and

•	the monitoring of the manufacturing environment.

Lower volume production due to continually changing designs generally results in lower yields. Manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, which assumes specific production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture products to our customers’ specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers’ products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectible. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected after their initial acceptance by a customer. For example, in October 2013, we authorized a customer to return a number of units of its product manufactured at our Pinehurst facility due to functional failure. After investigation, we found that the affected products were produced during the first quarter of fiscal 2014. On March 28, 2014, the Company entered into a settlement agreement with the customer for the losses as a result of the product failure. The settled amount was $0.5 million and recorded in the nine months ended March 28, 2014.

We generally provide a warranty of between one to two years on the products that we manufacture for our customers. This warranty typically guarantees that products will conform to our customers’ specifications and be free from defects in workmanship. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes and whether during or after the warranty period, could result in product or component failures, which may damage our business reputation, whether or not we are indemnified and held harmless for such failures. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In some instances, we may also be required to incur costs to repair or replace defective products outside of the warranty period in the event that a recurring defect is discovered in a certain percentage of a customer’s products delivered over an agreed upon period of time. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer’s design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not our fault. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for a recall, repair or replacement of a product or component. Although liability for these claims is generally assigned to our customers in our contracts, even where they have assumed liability, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product. Additionally, under one of our contracts, in the event the products we manufacture do not meet the end-customer’s testing requirements or otherwise fail, we may be required to pay penalties to our customer, including a fee during the time period that the customer or end-customer’s production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations. If we engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, therefore, would be required to pay any associated costs that are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of products for the optics industry, we are required to meet certain certification standards, including the following: ISO9001 for Manufacturing Quality Management Systems; ISO14001 for Environmental Management Systems; TL9000 for Telecommunications Industry Quality Certification; ISO/TS16949 for Automotive Industry Quality Certification; ISO13485 for Medical Devices Industry Quality Certification; AS9100 for Aerospace Industry Quality Certification; and OHSAS18001 for Occupational Health and Safety Management Systems. We also maintain compliance with various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices.

Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with these requirements, which require manufacturers to adhere to certain regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: SONY Green Partner for Environmental Management Systems and CSR-DIW for Corporate Social Responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including human resources, supply chain management, business development and finance. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team, including Mr. Mitchell, and other key management and technical personnel, each of whom would be difficult to replace. We do not have key person life insurance or long-term employment contracts with any of our key personnel. The loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results.

Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

The sale and manufacturing of products in certain states and countries may subject us to environmental laws and regulations. In addition, rules adopted by the U.S. Securities and Exchange Commission (SEC) implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 impose diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in the products we manufacture. Compliance with these rules is likely to result in additional cost and expense, including for due diligence to determine and verify the sources of any conflict minerals used in the products we manufacture, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. These rules may also affect the sourcing and availability of minerals used in the products we manufacture, as there may be only a limited number of suppliers offering “conflict free” metals that can be used in the products we manufacture.

Although we do not anticipate any material adverse effects based on the nature of our operations and these laws and regulations, we will need to ensure that we and our suppliers comply with such laws and regulations as they are enacted. If we fail to timely comply with such laws and regulations, our customers may cease doing business with us, which would have a material adverse effect on our business, results of operations and financial condition. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines, liability to our customers and damage to our reputation, which would also have a material adverse effect on our business, results of operations and financial condition.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to various compliance initiatives.

The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as other rules implemented by the SEC and the New York Stock Exchange (NYSE), impose various requirements on public companies, including requiring changes in corporate governance practices. These and proposed corporate governance laws and regulations under consideration may further increase our compliance costs. If compliance with these various legal and regulatory requirements diverts our management’s attention from other business concerns, it could have a material adverse effect on our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. While we were able to assert in our Form 10-K for the fiscal year ended June 28, 2013, that our internal control over financial reporting was effective as of June 28, 2013, we cannot predict the outcome of our testing in future periods. If we are unable to assert in any future reporting periods that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our share price.

Given the nature and complexity of our business and the fact that some members of our management team are located in Thailand while others are located in the U.S., control deficiencies may periodically occur. While we have ongoing measures and procedures to prevent and remedy such deficiencies, if they occur there can be no assurance that we will be successful or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses in future periods, the market price of our ordinary shares could decline and we could be subject to potential delisting by the NYSE and review by the NYSE, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. Fabrinet (the “Cayman Islands Parent”) is an exempted company incorporated in the Cayman Islands. We maintain manufacturing operations in Thailand, the PRC and the U.S., any of which jurisdictions could assert tax claims against us. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. Preferential tax treatment from the Thai government in the form of a corporate tax exemption is currently available to us from July 2010 through June 2015 on income generated from the manufacture of products at Pinehurst Building 5 and from July 2012 through June 2020 on income generated from the manufacture of products at Pinehurst Building 6. Such preferential tax treatment is contingent on, among other things, the export of our customers’ products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations. In addition, we benefit from recent reductions in corporate tax rates in Thailand for fiscal years 2013 to 2015. Effective October 21, 2011, our subsidiary in China was granted a tax privilege to reduce its corporate income tax rate from 25% to 15%. This privilege is retroactive to January 1, 2011 and valid until December 31, 2013, subject to renewal at the end of each three-year period. Presently, we are preparing an application to renew this tax privilege and plan to submit it in our fiscal year ending July 3, 2015.

There is also a risk that Thailand or another jurisdiction in which we operate may treat the Cayman Islands Parent as having a permanent establishment in such jurisdiction and subject its income to tax. If we become subject to additional taxes in any jurisdiction or if any jurisdiction begins to treat the Cayman Islands Parent as having a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. For instance, we have intercompany agreements in place that provide for our California and Singapore subsidiaries to provide administrative services for the Cayman Islands Parent, and the Cayman Islands Parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm’s length pricing principles and require the existence of contemporaneous documentation to support such pricing. Tax authorities in various jurisdictions could challenge the validity of our related party transfer pricing policies. Such a challenge generally involves a complex area of taxation and a significant degree of judgment by management. If any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

We may encounter difficulties completing or integrating acquisitions, asset purchases and other types of transactions that we may pursue in the future, which could disrupt our business, cause dilution to our shareholders and harm our business, financial condition and operating results.

We have grown and may continue to grow our business through acquisitions, asset purchases and other types of transactions, including the transfer of products from our customers and their suppliers. Acquisitions and other strategic transactions typically involve many risks, including the following:

•	the integration of the acquired assets and facilities into our business may be difficult, time-consuming and costly, and may adversely impact our profitability;

•	we may lose key employees of the acquired companies or divisions;

•	we may issue additional ordinary shares, which would dilute our current shareholders’ percentage ownership in us;

•	we may incur indebtedness to pay for the transactions;

•	we may assume liabilities, some of which may be unknown at the time of the transactions;

•	we may record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	we may incur amortization expenses related to certain intangible assets;

•	we may devote significant resources to transactions that may not ultimately yield anticipated benefits;

•	we may incur greater than expected expenses or lower than expected revenues;

•	we may assume obligations with respect to regulatory requirements, including environmental regulations, which may prove more burdensome than expected; or

•	we may become subject to litigation.

Acquisitions are inherently risky, and we can provide no assurance that our previous or future acquisitions will be successful or will not harm our business, financial condition and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that our current cash and cash equivalents, together with cash provided by operating activities and funds available through our working capital and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If adequate additional funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our manufacturing services, hire additional technical and other personnel, or otherwise respond to competitive pressures could be significantly limited.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers.

Our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, which could harm our business, financial condition and operating results.

Any failure to protect our customers’ intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical products for our customers. These products often contain our customers’ intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers’ intellectual property. We may maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers’ proprietary drawings, materials and products. The steps we take to protect our customers’ intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers’ intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition and operating results.

We are subject to governmental export and import controls in several jurisdictions that could subject us to liability or impair our ability to compete in international markets.

We are subject to governmental export and import controls in Thailand, the PRC and the U.S. that may limit our business opportunities. Various countries regulate the import of certain technologies and have enacted laws that could limit our ability to export or sell the products we manufacture. The export of certain technologies from the U.S. and other nations to the PRC is barred by applicable export controls, and similar prohibitions could be extended to Thailand, thereby limiting our ability to manufacture certain products. Any change in export or import regulations or related legislation, shift in approach to the enforcement of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could limit our ability to offer our manufacturing services to existing or potential customers, which could harm our business, financial condition and operating results.

Our loan agreements contain financial covenants that may impair our ability to conduct our business.

We have loan agreements for our long-term debt obligations and a credit agreement providing for revolving and term loan credit facilities, which contain financial ratio covenants that may limit management’s discretion with respect to certain business matters. These covenants require us to maintain a specified debt-to-equity ratio and a debt service coverage ratio (earnings before interest and depreciation and amortization plus cash on hand minus short-term debt) in the case of debt owing by Fabrinet Thailand, and minimum consolidated tangible net worth, a consolidated debt service coverage ratio, a senior leverage ratio, a quick ratio and maximum capital expenditures in the case of our credit agreement, which may restrict our ability to incur additional indebtedness and limit our ability to use our cash.

Our credit agreement also contains various covenants that impose significant operating and financial restrictions on us and limit our ability to engage in acts that may be in our long term best interests, including restrictions that limit our ability to:

•	incur or guarantee additional debt;

•	incur debt that is junior to senior indebtedness;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock;

•	make loans, investments or acquisitions;

•	incur restrictions on the ability of certain of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with affiliates; and

•	create or incur liens.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, engage in favorable business activities or finance future operations or capital needs or compete effectively or take advantage of new business opportunities. These restrictions may also hinder our ability to grow in accordance with our strategy.

If an event of default occurs under any of our loan agreements, the lenders may immediately cancel the loan agreement and terminate any commitments thereunder, deem the full amount of the outstanding indebtedness immediately due and payable, charge us default rates of interest and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the applicable loan agreement in order to fulfill our obligations. We may also be held responsible for any damages and related expenses incurred by the applicable lenders or agent as a result of any default. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

Energy price increases may negatively impact our results of operations.

We, along with our suppliers and customers, rely on various energy sources in our manufacturing and transportation activities. Energy prices have been subject to increases and volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events and government regulations. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could increase our raw material and transportation costs. In addition, increased transportation costs of our suppliers and customers could be passed along to us. We may not be able to increase our prices enough to offset these increased costs. In addition, any increase in our prices may reduce our future customer orders which could harm our business, financial condition and operating results.

Risks Related to Ownership of Our Ordinary Shares

Our share price may be volatile due to fluctuations in our operating results and other factors, including the activities and operating results of our customers or competitors, any of which could cause our share price to decline.

Our revenues, expenses and results of operations have fluctuated in the past and are likely to do so in the future from quarter to quarter and year to year due to the risk factors described in this section and elsewhere in this prospectus supplement and the documents incorporated in this prospectus supplement or the accompanying prospectus. In addition to market and industry factors, the price and trading volume of our ordinary shares may fluctuate in response to a number of events and factors relating to us, our competitors, our customers and the markets we serve, many of which are beyond our control. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares trade. For example, during October 2011, when some of the worst flooding in Thailand occurred, our share price fell from $20.03 per share on October 10, 2011 to $11.95 per share on October 26, 2011, a 40% decrease. Among other things, volatility and weakness in our share price could mean that investors may not be able to sell their shares at or above the prices they paid. Volatility and weakness could also impair our ability in the future to offer our ordinary shares or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our ordinary shares to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts stop covering us, or if too few analysts cover us, the market price of our ordinary shares would be adversely impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

There can be no assurance that we will not become a passive foreign investment company for any taxable year, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon our expectations regarding our income and estimates of the value of our assets, which are based in part on the trading price of our ordinary shares, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our fiscal year ending June 27, 2014, or fiscal 2014, or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for fiscal 2014 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets and the value of our assets during such year. If we are a PFIC, our U.S. investors generally will be subject to increased tax liabilities under U.S. tax laws and regulations and to burdensome reporting requirements.

We are controlled by a small group of existing shareholders, whose interests may differ from the interests of our other shareholders.

As of March 28, 2014, our existing shareholders Asia Pacific Growth Fund III, L.P. (and its affiliates) and Mr. Mitchell, our chief executive officer and chairman of the board of directors (including his children), owned approximately 17.9% and 5.3%, respectively, of our outstanding ordinary shares. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of these shareholders may differ from the interests of our other shareholders.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit your opportunity to sell shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, provisions that:

•	establish a classified board of directors;

•	prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;

•	limit the ability of our shareholders to propose actions at duly convened meetings; and

•	authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving you of an opportunity to sell your ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose. The convening of the meeting and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. A dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a corporation incorporated in a jurisdiction in the U.S., providing rights to receive payment in cash for the judicially determined value of the shares. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors.

Certain judgments obtained against us by our shareholders may not be enforceable.

The Cayman Islands Parent is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, some of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In particular, a judgment in a U.S. court would not be recognized and accepted by Thai courts without a re-trial or examination of the merits of the case. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our and our customers’ estimates regarding future revenues, operating results, expenses, capital requirements and liquidity;

•	our expectation that the portion of our future revenues attributable to customers in regions outside of North America will remain flat as compared to the portion of our revenues that came from customers in regions outside of North America for the nine months ended March 28, 2014;

•	our expectation that we will incur significant incremental costs of revenue as a result of our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities;

•	our expectation that we will incur incremental costs of revenue as a result of our planned expansion of our business into new geographic markets;

•	our expectation that our fiscal 2014 Selling, General and Administrative (SG&A) expenses will increase on an absolute dollar basis and remain flat as a percentage of revenue compared to fiscal 2013;

•	our expectation that, other than incremental costs associated with growing our business generally, we will not incur material incremental SG&A expenses as a result of our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities;

•	our expectation that our employee costs will increase in Thailand and the PRC;

•	our future capital expenditures and our needs for additional financing;

•	expansion of our manufacturing capacity, including into new geographies;

•	the growth rates of our existing markets and potential new markets;

•	our ability and our customers’ and suppliers’ ability to respond successfully to technological or industry developments;

•	our suppliers’ estimates regarding future costs;

•	our ability to increase our penetration of existing markets and penetrate new markets;

•	our plans to diversify our sources of revenues;

•	trends in the optical communications, industrial lasers and sensors markets, including trends to outsource the production of components used in those markets;

•	our ability to attract and retain a qualified management team and other qualified personnel and advisors; and

•	competition in our existing and new markets.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus supplement and the documents incorporated herein by reference. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

Forward-looking statements relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the selling shareholder. The selling shareholder will receive all of the net proceeds from the sale of ordinary shares in this offering. The selling shareholder will pay any underwriting discounts or selling commissions, if any, attributable to the sale of the ordinary shares.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares have traded on the New York Stock Exchange under the symbol “FN” since June 25, 2010. Prior to that time, there was no public market for our ordinary shares. The following table sets forth, for the time periods indicated, the high and low intraday sales prices of our ordinary shares as reported on the New York Stock Exchange.

	High	Low
Fiscal 2014
Fourth Quarter (March 29, 2014—May 28, 2014)	$22.67	$18.22
Third Quarter (December 28, 2013—March 28, 2014)	$21.00	$16.56
Second Quarter (September 28, 2013—December 27, 2013)	$20.93	$15.90
First Quarter (June 29, 2013—September 27, 2013)	$16.99	$13.66
Fiscal 2013
Fourth Quarter (March 30, 2013—June 28, 2013)	$15.06	$12.64
Third Quarter (December 29, 2012—March 29, 2013)	$17.19	$12.68
Second Quarter (September 29, 2012—December 28, 2012)	$13.32	$9.25
First Quarter (June 30, 2012—September 28, 2012)	$14.20	$10.90
Fiscal 2012
Fourth Quarter (March 31, 2012—June 29, 2012)	$18.46	$10.19
Third Quarter (December 31, 2011—March 30, 2012)	$21.04	$14.01
Second Quarter (October 1, 2011—December 30, 2011)	$20.47	$11.54
First Quarter (June 25, 2011—September 30, 2011)	$25.38	$12.69

On May 28, 2014, the closing price of our ordinary shares was $19.57 per share as reported by the New York Stock Exchange. As of May 7, 2014, there were approximately 22 shareholders of record of our ordinary shares. Because many of our ordinary shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

DIVIDEND POLICY

Although we paid cash dividends prior to our initial public offering, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Dividends, if any, on our ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions, applicable laws and regulations and other factors our board of directors may deem relevant.

SELLING SHAREHOLDER

The table below sets forth information regarding the selling shareholder and the number of ordinary shares the selling shareholder is offering under this prospectus supplement.

We have determined beneficial ownership in accordance with U.S. Securities and Exchange Commission rules. The percentage of beneficial ownership is based on 35,110,134 ordinary shares outstanding as of May 7, 2014. We have prepared this table based on information furnished to us by or on behalf of the selling shareholder. Since the date on which they provided us with the information below, the selling shareholder may have sold, transferred or otherwise disposed of some of its ordinary shares in transactions exempt from the registration requirements of the Securities Act.

	Ordinary Shares Beneficially Owned Prior To This Offering			Shares Being Offered	Ordinary Shares Beneficially Owned After This Offering
Name of Selling Shareholder	Number (#)		Percentage (%)		Number (#)	Percentage (%)
Asia Pacific Growth Fund III, L.P.	6,293,564	(1)	17.9	3,150,000(2)	3,143,564	9.0

(1)	Consists of (i) 6,257,063 shares held by Asia Pacific Growth Fund III, L.P. (“APGF III”) and (ii) 36,501 shares held by H&Q Asia Pacific, Ltd. The address of APGF III and H&Q Asia Pacific, Ltd. is c/o H&Q Asia Pacific, 228 Hamilton Avenue, 3rd floor, Palo Alto, California 94301. Dr. Ta-Lin Hsu is chairman of H&Q Asia Pacific, Ltd. and shares voting and dispositive power over the shares held by APGF III with three other members of the investment committee of the general partner of APGF III. Dr. Hsu disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The selling shareholder is neither a broker-dealer nor an affiliate of a broker dealer.
(2)	Consists of 3,150,000 shares being offered by APGF III.

TAXATION

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the discussion relates to matters of U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ordinary shares. There are currently no other taxes likely to be material to us or our shareholders levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands exempted companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1995 Revision) of the Cayman Islands, the Cayman Islands Parent has obtained an undertaking from the Governor-in-Council:

•	that no law that is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Cayman Islands Parent or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the Cayman Islands Parent’s shares, debentures or other obligations.

The undertaking from the Governor-in-Council for the Cayman Islands Parent is for a period of 20 years from August 24, 1999.

U.S. Federal Income Taxation

The following are the material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares applicable to U.S. Holders described below. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to an investment in our ordinary shares. In addition, this discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ordinary shares.

This discussion applies to you only if you are an initial purchaser of ordinary shares and you hold or beneficially own ordinary shares as capital assets (generally property held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be applicable to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	certain persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding notes through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax or the tax on net investment income; or

•	persons who own or are deemed to own in the aggregate 10% or more of our voting shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, the discussion below related to the PFIC rules relies on our expectations regarding the estimated value of our assets and the nature of our business.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own ordinary shares and are for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their tax advisors.

Dividends on Ordinary Shares

We do not anticipate paying cash dividends on ordinary shares in the foreseeable future. See “Dividend Policy.”

Subject to the discussion under the heading “—PFIC” below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will be treated as dividend income to the extent of our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends (including withheld taxes) will be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. If you are a non-corporate holder and meet certain holding period requirements, dividend distributions on our ordinary shares generally will constitute qualified dividend income under current law taxable at a preferential rate as long as our ordinary shares are readily tradable on the New York Stock Exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim the dividends-received deduction with respect to distributions you receive from us.

Sales and Other Dispositions of Ordinary Shares

Subject to the discussion under the heading “—PFIC” below, when you sell or otherwise dispose of ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in your ordinary shares. Your tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of disposition. If you are a non-corporate holder, any such long-term capital gain will generally be taxed at preferential rates. Your ability to deduct capital losses may be subject to various limitations.

PFIC

We will be a PFIC for any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) or (ii) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, cash equivalents and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We operate a contract manufacturing business and do not expect to be a PFIC for fiscal 2014 or the foreseeable future. Our expectation is based on the estimated value of our assets, which may be determined in part by reference to the trading price of our ordinary shares from time to time. Despite our expectation, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the composition of our income and assets and the value of our assets in such year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you own our ordinary shares, unless you make the market-to-market election described below, you will generally be subject to additional taxes and interest charges on certain “excess” distribution we make and on any gain realized on the disposition or deemed disposition of your ordinary shares regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. Holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Dividends on Ordinary Shares” above.

If we are a PFIC for any taxable year during which you own our ordinary shares, you will be able to avoid the rules applicable to “excess” distributions or gains described above if the ordinary shares are “marketable” and you make a timely “mark-to-market” election with respect to your ordinary shares. The ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the last day of any taxable year and your adjusted tax basis in the ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your adjusted tax basis in the ordinary shares will be adjusted to reflect any such income or loss. Any gain recognized on the sale or other disposition of your ordinary shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount previously included as ordinary income as a result of the mark-to-market election). You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.

Alternative rules to those set forth in the second preceding paragraph above apply if an election is made to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Code. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make or maintain such an election with respect to your ordinary shares.

If we are a PFIC for any taxable year during which you own our ordinary shares, as a U.S. Holder, you will generally be required to file IRS Form 8621 on an annual basis, and other reporting requirements may apply. You should consult with your own tax advisor regarding reporting requirements with regard to your ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (i) come within certain exempt categories and, if required, can demonstrate that fact or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

You may be required to report information with respect to your investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general, certain U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares unless held through a custodial account with a U.S. financial institution or foreign accounts through which such shares are held) with an aggregate value exceeding $50,000 will report information about those assets on IRS Form 8938, which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. You should consult your own tax advisor concerning your obligation to file IRS Form 8938.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. LLC has agreed to purchase, and the selling shareholder has agreed to sell to it, 3,150,000 ordinary shares.

The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the ordinary shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the ordinary shares offered by this prospectus supplement if any such shares are taken.

The underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. The underwriter proposes to offer the ordinary shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. In connection with the sale of the ordinary shares offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may affect such transactions by selling ordinary shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of ordinary shares for whom it may act as agents or to whom it may sell as principal.

The underwriter is purchasing the ordinary shares from the selling shareholder at $18.00 per share (representing $56.7 million aggregate net proceeds to the selling shareholder, before estimated expenses.

We have agreed to reimburse the underwriter for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

The underwriter has informed us that it does not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Our ordinary shares are listed on the New York Stock Exchange under the trading symbol “FN”.

We, the selling shareholder, and all of our directors and executive officers have agreed (subject to certain exceptions) that, without the prior written consent of the underwriter, we will not, during the period ending 75 days after the date of this prospectus supplement:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable of exchangeable for ordinary shares;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the underwriter, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The foregoing lock-up periods will be extended under certain circumstances. If (i) during the last 17 days of the 75-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 75-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 75-day restricted period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the extension is waived in writing by the underwriter.

The underwriter, in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In connection with this offering, the underwriter may engage in stabilizing transactions, which involve making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involve the sale by the underwriter of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. The underwriter has advised us that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the underwriter purchases ordinary shares in the open market in stabilizing transactions or to cover short sales, it may be required to repay any underwriting discount received.

These activities may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

We, the selling shareholder and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of shares of ordinary shares to underwriters for sale to their online brokerage account holders.

The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which it received or will receive customary fees and expenses.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Canada

The ordinary shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

France

Neither this prospectus nor any offering material relating to ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ordinary shares will not be offered or sold and copies of this prospectus or any offering material relating to the ordinary shares may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ordinary shares may not be offered or sold and copies of this prospectus or any document relating to the ordinary shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ordinary shares in Germany.

Italy

This offering of the ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended, or the “Banking Law Consolidated Act,” and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities; (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland

The ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the

Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ordinary shares have been or will be approved by any Swiss regulatory authority.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any ordinary shares being offered hereby other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance. No advertisement, invitation or document relating to the ordinary shares being offered hereby will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell the ordinary shares being offered hereby or cause such shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares being offered hereby are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in Section 276(7) of the SFA.

Japan

This offering has not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948 of Japan, as amended, or the FIEL). The underwriters have represented and agreed that the ordinary shares being offered hereby which they purchase will be purchased by them as principal and that they will not, directly or indirectly, offer or sell any shares in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to matters of U.S. federal securities law and certain matters of U.S. federal income tax law. Certain legal matters as to U.S. federal securities law will be passed upon for the underwriter by Davis Polk & Wardwell LLP. Certain legal matters as to Thai law will be passed upon for us by Chandler and Thong-EK Law Offices Limited. The validity of the ordinary shares offered by the selling shareholder in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the fiscal year ended June 28, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers ABAS Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at http://www.fabrinet.com under the caption “Investors — SEC Filings.” These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus supplement that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. We incorporate by reference the following information or documents that we have filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended June 28, 2013, filed with the SEC on August 16, 2013;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A filed with the SEC on October 24, 2013;

•	our Quarterly Report on Form 10-Q for the three months ended September 27, 2013, filed with the SEC on November 5, 2013;

•	our Quarterly Report on Form 10-Q for the three months ended December 27, 2013, filed with the SEC on February 4, 2014;

•	our Quarterly Report on Form 10-Q for the three months ended March 28, 2014, filed with the SEC on May 6, 2014;

•	Item 5.02 of our Current Report on Form 8-K filed with the SEC on August 12, 2013;

•	Item 5.02 of our Current Report on Form 8-K filed with the SEC on November 4, 2013;

•	our Current Reports on Form 8-K filed with the SEC on December 20, 2013, February 7, 2014, February 26, 2014 and May 23, 2014; and

•	the description of our ordinary shares contained in our Registration Statement on Form 8-A filed on June 14, 2010, pursuant to Section 12(b) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing of such reports and other documents. However, we are not incorporating by reference any information provided in these documents that is described in paragraph (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items.

Any statement contained in a document incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a later statement contained in this prospectus supplement or in any other document incorporated by reference into this prospectus supplement modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person, including any beneficial owners, to whom a prospectus supplement is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus supplement, at no cost. Any such request may be made by writing us at the following address:

Fabrinet

Attn: John Marchetti, Chief Strategy Officer

13 Arcadia Road, Suite 7

Old Greenwich, CT 06870

PROSPECTUS

11,701,772 Shares

Ordinary Shares

Offered by Selling Shareholders

This prospectus relates to the disposition from time to time of up to 11,701,772 ordinary shares of Fabrinet that are held by the selling shareholders named in this prospectus. We are not selling any ordinary shares under this prospectus and will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. We are registering ordinary shares on behalf of the selling shareholders.

The selling shareholders identified in this prospectus, or their permitted transferees or other successors-in-interest, may offer and sell the ordinary shares from time to time in the same offering or in separate offerings at prevailing market prices or at prices otherwise negotiated, to or through underwriters, dealers and agents, or directly to purchasers. The names of any underwriters, dealers or agents involved in the sale of the ordinary shares, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 6 of this prospectus.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “FN.” On June 26, 2012, the last reported sale price of our ordinary shares on the New York Stock Exchange was $11.55 per share.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 28, 2012

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this process, the selling shareholders may from time to time, in one or more offerings, sell the ordinary shares described in this prospectus.

This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our ordinary shares. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

You should rely only on the information contained in or incorporated by reference into this prospectus (as supplemented and amended). We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of the prospectus or any sale of our ordinary shares.

We urge you to carefully read this prospectus (as supplemented and amended), together with the information incorporated herein by reference as described under the heading “Incorporation of Documents by Reference,” before deciding whether to invest in any of the ordinary shares being offered.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should carefully read this prospectus, including our financial statements, the related notes and other information about us incorporated by reference into this prospectus, and the registration statement of which this prospectus is a part in their entirety before investing in our ordinary shares, especially the risks of investing in our ordinary shares, which we discuss under “Risk Factors.”

OVERVIEW

We provide precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems, industrial lasers and sensors. We offer a broad range of advanced optical and electro-mechanical capabilities across the entire manufacturing process, including process design and engineering, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of high complexity products, which we refer to as “low-volume, high-mix”. Based on our experience with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications, industrial lasers, and sensors markets.

Our customer base includes companies in complex industries that require advanced precision manufacturing capabilities, such as optical communications, industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, automotive and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 18.3% for the year ended June 25, 2010 (“fiscal 2010”) to 20.9% for the year ended June 24, 2011 (“fiscal 2011”) to 29.2% for the nine months ended March 30, 2012, while our revenues from optical communications products as a percentage of total revenues have decreased from 81.7% for fiscal 2010 to 79.1% for fiscal 2011 to 70.8% for the nine months ended March 30, 2012.

In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them. The products that we manufacture for our OEM customers include:

•	optical communications devices, such as:

•	selective switching products, such as reconfigurable optical add-drop modules (ROADMs), and optical amplifiers, modulators and other optical components and modules that collectively enable network managers to route signals through fiber traffic at various wavelengths and over various distances;

•	tunable transponders and transceivers that eliminate, at a significant cost savings, the need to stock individual fixed wavelength transponders and transceivers used in voice and data communications networks; and

•	active optical cables providing high-speed interconnect capabilities for data centers and computing clusters, as well as Infiniband, Ethernet, fiber channel and optical backplane connectivity;

•	solid state, diode-pumped, gas and fiber lasers (collectively referred to as “industrial lasers”) used across a broad array of industries, including semiconductor processing (wafer inspection, wafer dicing, wafer scribing), biotechnology (DNA sequencing, flow cytometry, hematology, antibody detection), metrology (instrumentation, calibration, inspection), and material processing (photo processing, textile cutting, annealing, marking, engraving); and

•	sensors, including anesthesia gas monitors that are used in medical equipment, differential pressure, fuel and other sensors that are used in automobiles, and measurement and positioning sensors that are used in laser meters and level meters for the construction and surveying industries.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components and substrates (collectively referred to as “customized optics”) and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as “customized glass”). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers’ most complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers’ product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. We often provide a “factory-within-a-factory” manufacturing environment to protect our customers’ intellectual property by segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors.

THAILAND FLOODING

We suspended production at all of our manufacturing facilities in Thailand from October 17, 2011 through November 14, 2011 because of severe flooding in Thailand. Company personnel, insurance adjusters, professional asset valuation advisors, and forensic equipment experts have completed an initial assessment of the damage to inventory, property and equipment, including consigned inventory and assets held by us on behalf of customers, as well as the impact of business interruption to us. Cumulative flood related losses recognized as of March 30, 2012 amount to $95.9 million.

The following is a summary of all known costs incurred as a result of this event recognized in the condensed consolidated statements of operations for the three and nine months ended March 30, 2012 (in thousands):

	Three Months Ended March 30, 2012	Nine Months Ended March 30, 2012
Loss from written-off owned inventories	$1,094	$16,612
Loss from written-off leased building improvement	—	1,431
Loss from written-off owned machinery and equipment	—	1,098
Loss from written-off investments in lease and prepayment	—	3,532
Loss from consigned inventories	1,064	11,748
Loss from consigned machinery and equipment	48,450	48,450
Estimated restoration cost of leased building	—	1,000
Payroll and other expenses	2,421	7,328
Flood protection, salvage and increased expenses	2,594	4,689

Total	$55,623	$95,888

Prior to December 31, 2011, we maintained insurance coverage providing for reimbursement for losses resulting from certain perils, including flood damage, subject to specified exclusions and limitations such as coinsurance, facilities location sub-limits and other policy limitations and covenants. As of June 8, 2012, we had submitted claims for business interruption losses incurred during the three months ended December 30, 2011 and March 30, 2012. We expect to submit additional business interruption claims for the fourth quarter of fiscal 2012 and the first quarter of fiscal 2013. On March 31, 2012, we filed a claim for inventory losses and on April 19, 2012 we filed a claim for owned and consigned equipment. On April 5, 2012 and May 18, 2012, we submitted our building and property claims for losses at Pinehurst and Chokchai, respectively. On June 21, 2012, we received an offer to settle the building and property claim for losses at our Pinehurst facility in the amount of 2,600,842 Thai Baht (approximately $0.1 million). With the exception of the Pinehurst building and property claim, the insurers have not yet provided an indication of their analysis of our claims or the amounts they believe that we should recover under our policies.

Based on information that we have at this time, we believe that we will ultimately recover a majority of our losses. However, the aggregate amount that we will ultimately recover for our losses may be materially reduced due to a number of exclusions and limitations in our policies (such as coinsurance, facilities location sub-limits, and other policy limitations and covenants). We believe, however, that although the difference between our aggregate claims and our insurance recoveries may ultimately be material, this will not materially and adversely affect our financial condition or results of operations. We continue to have discussions with our customers regarding their assessments of the damage to the consigned inventory and assets that were held by us, and damaged by the flooding at our Chokchai facility. In some cases, there may be material differences between our assessments and our customers’ assessments. We continue to review these differences with our customers and, depending on the outcome of these discussions, we may incur additional costs and expenses in connection with our customers’ recovery efforts.

Because our insurance policies for calendar year 2011 expired on December 31, 2011, we procured new insurance policies on January 1, 2012. Our current property and casualty insurance, effective January 1, 2012, covers loss or damage to our property and third-party property over which we have custody and control, as well as losses associated with business interruption. We maintain approximately $118 million in coverage for equipment across all of our manufacturing campuses in Thailand and another approximately $135 million in aggregate coverage for inventory located at all of our facilities in Thailand. This includes flood insurance for equipment and inventory with an aggregate limit of $120 million effective as of March 15, 2012. These amounts include coverage for customer-owned assets that are under our care, custody and control. We also maintain an additional approximately $60 million in coverage against building damage in Thailand and approximately $124 million in business interruption loss. All such coverage (including our flood insurance) is subject to exclusions and limitations similar to our pre-January 1, 2012 insurance. Our subsidiary in China also maintains insurance for its property in China, with approximately $22 million in coverage for equipment, approximately $8 million in coverage for inventory and approximately $1 million in coverage for its buildings. Such coverage is also subject to policy exclusions and limitations.

CORPORATE INFORMATION

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. Our principal registered office is located at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and our telephone number is +66 2-524-9600. Our agent for service of process in the U.S. is Corporation Service Company, 1090 Vermont Avenue, N.E., Suite 430, Washington, D.C. 20005, and its telephone number is (800) 927-9800. Our website address is www.fabrinet.com. The information on or accessible through our website is not part of this prospectus.

We have seven subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own 99.99% of Fabrinet Co., Ltd., and the remainder is owned by Mr. David T. Mitchell, our chief executive officer and chairman of the board of directors, and certain of his family members. We formed

Fabrinet Co., Ltd. and incorporated Fabrinet USA, Inc. in 1999. We incorporated FBN New Jersey Manufacturing, Inc. and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated Fabrinet Pte. Ltd. in 2007 and Fabrinet AB in 2010.

Fabrinet, CASIX and VitroCom are registered trademarks of Fabrinet. The Fabrinet logo is a registered stylized trademark of Fabrinet. All other trademarks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Prior to making a decision about investing in our ordinary shares, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under “Risk Factors” in our Quarterly Report on Form 10-Q for the three months ended March 30, 2012, filed with the SEC on May 9, 2012, and any updates described in subsequent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. The risks and uncertainties we have described are not the only ones we may face. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also become important factors that affect our operations or our ordinary shares. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment.

THE OFFERING

The selling shareholders named in this prospectus may offer and sell up to 11,701,772 ordinary shares of Fabrinet. Our ordinary shares are listed on the New York Stock Exchange under the symbol “FN.” We will not receive any of the proceeds of sales by the selling shareholders of any of the ordinary shares covered by this prospectus. Throughout this prospectus, when we refer to our ordinary shares, the offer and sale of which are being registered on behalf of the selling shareholders, we are referring to the ordinary shares that have been issued to Asia Pacific Growth Fund III, L.P. (“APGF III”), Shea Ventures, LLC, David T. Mitchell and Mr. Mitchell’s family trusts. When we refer to the selling shareholders in this prospectus, we are referring to APGF III, Shea Ventures, LLC, Mr. Mitchell and his family trusts and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge, distribution or other non-sale related transfer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our estimates regarding future revenues, operating results, expenses, capital requirements, liquidity and needs for additional financing;

•	our future capital expenditures;

•	expansion of our manufacturing capacity, including into new geographies;

•	the growth rates of our existing markets and potential new markets;

•	our and our customers’ and our suppliers’ ability to respond successfully to technological or industry developments;

•	our and our suppliers’ estimates regarding future costs;

•	our ability to increase our penetration of existing markets and penetrate new markets;

•	our plans to diversify our sources of revenues;

•	trends in the optical communications, industrial lasers and sensors markets, including trends to outsource the production of components used in those markets;

•	our ability to attract and retain a qualified management team and other qualified personnel and advisors;

•	the impact that the flooding in Thailand will have on the industry and our business, results of operations and liquidity, including the availability of components from our suppliers, the expected costs and expenses that we will continue to incur in connection with our and our customers’ recovery efforts, and our ability to recover expected amounts from our insurance carriers; and

•	competition in our existing and new markets.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

Forward-looking statements relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. The selling shareholders will pay any underwriting discounts or selling commissions, if any, attributable to the sale of the ordinary shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the ordinary shares covered by this prospectus, including expenses of counsel to the selling shareholders up to $50,000.

SELLING SHAREHOLDERS

The following table sets forth information regarding the selling shareholders and the number of ordinary shares each selling shareholder is offering under this prospectus.

We have determined beneficial ownership in accordance with U.S. Securities and Exchange Commission rules. The percentage of beneficial ownership is based on 34,466,754 ordinary shares outstanding as of March 30, 2012. In computing the number of ordinary shares beneficially owned by a selling shareholder and the percentage ownership of that selling shareholder, we deemed to be outstanding all ordinary shares subject to options held by that selling shareholder that are currently exercisable or exercisable within 60 days of March 30, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other selling shareholder. We have prepared this table based on information furnished to us by or on behalf of the selling shareholders. Since the date on which they provided us with the information below, the selling shareholders may have sold, transferred or otherwise disposed of some or all of their ordinary shares in transactions exempt from the registration requirements of the Securities Act.

The ordinary shares may be sold by the selling shareholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their ordinary shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all ordinary shares offered by each of the selling shareholders. The selling shareholders may sell less than all of the ordinary shares listed in the table. In addition, the ordinary shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of ordinary shares the selling shareholders will sell under this prospectus.

APGF III, an entity affiliated with the private equity firm H&Q Asia Pacific, Ltd., David T. Mitchell, our chief executive officer and chairman of our board of directors, and Shea Ventures, LLC originally acquired the ordinary shares included in this prospectus through a series of private placements of our ordinary shares prior to our initial public offering in June 2010. In connection with our initial public offering, we entered into a registration rights agreement with certain of our shareholders, including the selling shareholders, a form of which was filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. This agreement granted these shareholders certain registration rights with respect to the ordinary shares held by them.

	Ordinary Shares Beneficially Owned Prior To This Offering			Shares Being Offered		Ordinary Shares Beneficially Owned After This Offering(1)
Name of Selling Shareholder	Number (#)		Percentage (%)			Number (#)	Percentage (%)
Asia Pacific Growth Fund III, L.P.	9,189,864	(2)	26.7	9,187,063	(3)	2,801	*
Shea Ventures, LLC	1,514,709	(4)	4.4	1,514,709		—	*
David T. Mitchell	2,998,039	(5)	8.7	1,000,000	(6)	1,998,039	5.8

*	Represents less than 1% of the total.
(1)	Assumes the sale of all shares being offered pursuant to this prospectus.
(2)	Consists of (i) 9,157,063 shares held by APGF III and (ii) 32,801 shares held by H&Q Asia Pacific, Ltd. The address of APGF III and H&Q Asia Pacific, Ltd. is c/o H&Q Asia Pacific, 400 Hamilton Avenue, Suite 250, Palo Alto, California 94301. Dr. Ta-Lin Hsu is chairman of H&Q Asia Pacific, Ltd. and shares voting and dispositive power over the shares held by APGF III with six other members of the investment committee of the general partner of APGF III. Dr. Hsu disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The selling shareholder is neither a broker-dealer nor an affiliate of a broker dealer.
(3)	Consists of (i) 9,157,063 shares being offered by APGF III and (ii) 30,000 shares being offered by H&Q Asia Pacific, Ltd.

(4)	The address of Shea Ventures, LLC is 655 Brea Canyon Road, Walnut, California, 91789. The selling shareholder is neither a broker-dealer nor an affiliate of a broker dealer.
(5)	Consists of (i) 2,140,715 shares held by the David T. Mitchell Separate Property Trust, of which Mr. Mitchell is the sole trustee, (ii) 105,283 shares issuable upon exercise of options held by Mr. Mitchell that are exercisable within 60 days of March 30, 2012, (iii) 250,680 shares held by the Gabriel Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, (iv) 250,681 shares held by the Alexander Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, and (v) 250,680 shares held by the Sean Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee. Mr. Mitchell disclaims beneficial ownership of the shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust. The address of Mr. Mitchell is c/o Fabrinet Co., Ltd., 5/6 Moo 6, Phaholyothin Road, Klongnueng, Klongluang, Patumthanee 12120, Thailand.
(6)	Consists of (i) 700,000 shares being offered by the David T. Mitchell Separate Property Trust, (ii) 100,000 shares being offered by the Gabriel Thomas Mitchell Trust, (iii) 100,000 shares being offered by the Alexander Thomas Mitchell Trust and (iv) 100,000 shares being offered by the Sean Thomas Mitchell Trust.

PLAN OF DISTRIBUTION

We are registering a total of 11,701,772 ordinary shares on behalf of the selling shareholders pursuant to the terms of a registration rights agreement between us and the selling shareholders. A form of the registration rights agreement was filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The selling shareholders and any of their donees, pledgees, transferees or other successors-in-interest may, from time to time after the date of this prospectus, sell any or all of the ordinary shares offered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

The selling shareholders may decide not to sell any ordinary shares. The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the ordinary shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling shareholders may arrange for other broker-dealers to participate. The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the ordinary shares by the selling shareholders may also be deemed to be underwriters, and any profits on the sale of the ordinary shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. To our knowledge, the selling shareholders have not entered into any agreement, arrangement or understanding with any particular broker-dealer or market maker with respect to the ordinary shares offered hereby, nor do we know the identity of the broker-dealers or market makers that may participate in the resale of the shares. Because the selling shareholders and any other selling shareholder, broker, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act, the selling shareholders and any other selling shareholder, broker, dealer or agent may be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of the Securities Act (including, without limitation, Sections 11, 12 and 17 thereof) and Rule 10b-5 under the Exchange Act.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market in accordance with the rules of the NYSE;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	by pledge to secure debts and other obligations or on foreclosure of a pledge;

•	through the settlement of short sales;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell the ordinary shares covered by this prospectus pursuant to Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the ordinary shares by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). The selling shareholders have informed us that any such broker-dealer would receive commissions from the selling shareholders which would not exceed customary brokerage commissions. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in one or more transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above and pursuant to one or more of the methods described above) at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

The selling shareholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling shareholders and any other person participating in the sale or distribution of the ordinary shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder (including, without limitation, Regulation M of the Exchange Act), which may restrict certain activities of, and limit the timing of purchases and sales of any of the ordinary shares by, the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making and certain other activities with respect to the ordinary shares. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the ordinary shares in the market. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

Under the registration rights agreement, we have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective for up to 180 days after the effective date of the registration statement.

We have agreed, among other things, to pay all expenses of the registration of the ordinary shares, including, without limitation, SEC filing fees, expenses of compliance with state securities or “Blue Sky” laws and expenses of counsel to the selling shareholders up to $50,000; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the ordinary shares. We have agreed to indemnify the selling shareholders and certain other persons against certain liabilities in connection with the offering of the ordinary shares offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The selling shareholders have, subject to certain limitations, agreed to indemnify us against liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

At any time a particular offer of the ordinary shares is made by the selling shareholders or their donees, pledgees, transferees or other successors-in-interest, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement and related post-effective amendment, if required, will be filed with the SEC to reflect the disclosure of any required additional information with respect to the distribution of the ordinary shares. We may suspend the sale of ordinary shares by the selling shareholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to matters of U.S. federal securities and New York state law and certain matters of U.S. federal income tax law. The validity of the ordinary shares offered by the selling shareholders in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended June 24, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers ABAS Ltd., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at http://www.fabrinet.com under the caption “Investors—SEC Filings.” These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. We incorporate by reference the following information or documents that we have filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended June 24, 2011, filed with the SEC on August 31, 2011;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A filed with the SEC on October 21, 2011;

•	our Quarterly Report on Form 10-Q for the three months ended September 30, 2011, filed with the SEC on November 9, 2011;

•	our Quarterly Report on Form 10-Q for the three months ended December 30, 2011, filed with the SEC on February 8, 2012;

•	our Quarterly Report on Form 10-Q for the three months ended March 30, 2012, filed with the SEC on May 9, 2012;

•	our Current Reports on Form 8-K filed with the SEC on August 16, 2011, October 21, 2011, October 24, 2011, December 15, 2011, January 17, 2012, February 16, 2012, and March 16, 2012;

•	Item 8.01 of our Current Report on Form 8-K filed with the SEC on November 7, 2011;

•	Item 5.02 of our Current Report on Form 8-K filed with the SEC on February 6, 2012; and

•	the description of our ordinary shares contained in our Registration Statement on Form 8-A filed on June 14, 2010, pursuant to Section 12(b) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents. However, we are not incorporating by reference any information provided in these documents that is described in paragraph (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request may be made by writing us at the following address:

Fabrinet

Attn: Corporate Secretary

c/o Fabrinet USA, Inc.

4104 24th Street, Suite 345

San Francisco, CA 94114

Prospectus Supplement to Prospectus dated June 28, 2012

3,150,000 Shares

May 28, 2014

MORGAN STANLEY